UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REVANCE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

REBA MERGER SUB, INC.

(Offeror)

a wholly-owned subsidiary of

CROWN LABORATORIES, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

761330109

(CUSIP Number of Class of Securities)

Shellie Hammock

Executive Vice President and General Counsel

Crown Laboratories, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Telephone: [(423) 491-7547]

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Pippa Bond, P.C. Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Telephone: (310) 552-4200	Julia Danforth Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Reba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown”), for all of the outstanding shares of common stock of Revance Therapeutics, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of August 11, 2024 (the “Merger Agreement”), among Crown, Purchaser and the Company.

Additional Information and Where to Find It

The tender offer described in this Tender Offer Statement on Schedule TO has not yet commenced. This Schedule TO is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will be made only pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that the Crown and Purchaser intend to file with the Securities and Exchange Commission (“SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, such documents will be mailed to the stockholders of the Company free of charge and investors will also be able to obtain a free copy of these materials (including the tender offer statement, offer to purchase and the related letter of transmittal) as well as the Solicitation/Recommendation Statement and other documents filed by Crown and Purchaser and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “News” section of the Company’s website at www.revance.com. The information contained in, or that can be accessed through, the Company’s or Crown’s website is not a part of, or incorporated by reference herein.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), INCLUDING THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHAE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Cautionary Statement on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are “forward-looking statements.” The use of words such as “anticipates,” “hopes,” “may,” “should,” “intends,” “projects,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements include, among others, statements relating to Crown’s the Company’s future financial performance, business prospects and strategy, expectations with respect to the tender offer and the merger, including the timing thereof and the Company’s and Crown’s and Purchaser’s ability to successfully complete such transactions and realize the anticipated benefits. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the tender offer and the merger, including, among other things, regarding how many of the Company stockholders will tender their shares in the tender offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals, the ability to satisfy the conditions to the closing of the tender offer and the merger, the expected timing of the tender offer and the merger, the possibility that the merger will not be completed, difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees and the possibility that anticipated synergies and other anticipated benefits of the transaction will not be realized in the amounts expected, within the expected timeframe or at all, the effect of the announcement of the tender offer and the merger on the Company’s and Crown’s business relationships (including, without limitations, partners and customers), the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of the Company and Crown, and other circumstances beyond the Company’s and Crown’s control. You should not place undue reliance on these forward looking statements. Certain of these and other risks and uncertainties are discussed in Company’s and Crown’s filings with the SEC, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) the Crown and Purchaser will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 the Company will file with the SEC, and the Company’s most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither Crown, Purchaser, nor the Company undertake any duty to update forward-looking statements to reflect events after the date of this document.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Press Release, issued by Crown and the Company on August 12, 2024.

Exhibit 99.2	Key Messages, issued on August 12, 2024.

Exhibit 99.3	Crown CEO Letter to Employees, issued on August 12, 2024.

Exhibit 99.4	Crown CEO Letter to Suppliers, issued on August 12, 2024.

Exhibit 99.5	Crown CEO Letter to Salesforce & Talking Points, issued on August 12, 2024.

Exhibit 99.6	Crown CEO Letter to Customers & KOLs, issued on August 12, 2024.

Exhibit 99.7	Salesforce FAQs, issued on August 12, 2024.

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